    FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2016

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F __
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes __ No X
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1 Positive results in AstraZeneca Lynparza trial dated 26th October 2016

This announcement contains inside information

26 October 2016 07:00

LYNPARZA PHASE III SOLO-2 TRIAL SHOWS SIGNIFICANT PROGRESSION-FREE SURVIVAL BENEFIT

Trial studied Lynparza as maintenance treatment for women with BRCA-mutated metastatic ovarian cancer

Initial findings show safety profile with Lynparza tablets was consistent with previous studies

AstraZeneca today announced positive results from the Phase III SOLO-2 trial designed to determine the efficacy of Lynparza (olaparib) tablets (300mg twice daily) as a monotherapy for the maintenance treatment of platinum-sensitive relapsed, BRCA-mutated ovarian cancer. Results from the trial demonstrate a clinically-meaningful and statistically-significant improvement of progression-free survival (PFS) among patients treated with Lynparza compared to placebo and provide additional evidence to support the potential use of Lynparza in this patient population.

Importantly, the median PFS in the Lynparza arm of SOLO-2 substantially exceeded that observed in the Phase II maintenance study in patients with platinum-sensitive relapsed ovarian cancer (Study 19).1

Sean Bohen, Executive Vice President, Global Medicines Development and Chief Medical Officer at AstraZeneca, said: "We are pleased with the robust improvement in progression-free survival demonstrated by Lynparza in the SOLO-2 trial. We will work with regulatory authorities to make Lynparza tablets available as quickly as possible to patients with ovarian cancer. We remain committed to investigating the full potential of Lynparza, both as monotherapy and in combinations, and to identifying all patients who may benefit from this important medicine."

Initial findings demonstrate that safety profile with Lynparza tablets was consistent with previous studies. Full results of SOLO-2 will be presented at a forthcoming medical meeting.

Today's positive results follow the Fast Track Designation for Lynparza by the US FDA earlier this year, in patients with a BRCA mutation who have platinum-sensitive, relapsed ovarian cancer.

About SOLO-2
SOLO-2 was a Phase III, multicentre trial designed to determine the efficacy of Lynparza tablets as a maintenance monotherapy compared with placebo, in patients with platinum-sensitive relapsed or recurrent BRCA-mutated (BRCAm) ovarian cancer. In SOLO-2, patients with either germline or somatic BRCAm status were eligible for enrolment, although due to the lack of widespread availability of tumour BRCA testing, most patients were enrolled on blood-based germline testing. Those few patients who were enrolled based on a tumour test were also found to have a germline BRCA mutation. Patients were randomised to receive either Lynparza tablets (300mg twice daily) or placebo until disease progression.[1]

The trial, conducted in collaboration with the European Network for Gynaecological Oncological Trial Groups (ENGOT) and Groupe d'Investigateurs National pour l'Etude des Cancers de l'Ovaire et du sein (GINECO), randomised 295 patients with documented germline BRCA1 or BRCA2 mutations who had received at least 2 prior lines of platinum-based chemotherapy.

About AstraZeneca in ovarian cancer
Worldwide, ovarian cancer is the 7th most commonly diagnosed cancer[2] and the 8th most common cause of cancer death in women.[3] The risk of developing ovarian cancer is increased in women with specific inherited genetic abnormalities, including BRCA mutations. AstraZeneca is committed to the continued development of our R&D portfolio for ovarian cancer, with a focus on improved care for all patients, including the development of targeted therapies for patients with specific gene mutations such as BRCA.

About Lynparza
Lynparza (olaparib) is an innovative, first-in-class oral poly ADP-ribose polymerase (PARP) inhibitor that may exploit tumour DNA damage response (DDR) pathway deficiencies to preferentially kill cancer cells. It is approved by regulatory authorities in the EU and US for the treatment of women with BRCAm ovarian cancer. Lynparza is the foundation of AstraZeneca's industry-leading portfolio of compounds targeting DNA damage response (DDR) mechanisms in cancer cells.

About ENGOT
ENGOT (European Network for Gynaecological Oncological Trial groups) is a research network of the European Society of Gynaecological Oncology (ESGO) and was founded in 2007. Currently, ENGOT consists of 19 cooperative groups from 15 European countries. ENGOT's ultimate goal is to bring the best treatment to gynaecological cancer patients through the best science, and enabling every patient in every European country to access a clinical trial. ENGOT coordinates and promotes multinational clinical trials within Europe on patients with gynaecological cancer. This coordination is particularly relevant for academic clinical trials, translational research, research on rare diseases, and for clinical trials sponsored by the industry.

About GINECO
GINECO (Groupe d'Investigateurs National pour l'Etude des Cancers de l'Ovaire et du sein) is the French Cooperative Group in Oncology labelled by INCA (Institut National du Cancer or French NCI) for developing and conducting gynaecological and advanced breast cancer clinical trials at the national and international level. The network is nationwide with 700 specialized investigators belonging to more than 150 public or private oncology units. The GINECO group was founded in 1993 and is member of international consortia such as ENGOT and GCIG (Gynecologic Cancer InterGroup). GINECO was the ENGOT leading group for SOLO-2 trial.

About AstraZeneca in Oncology
AstraZeneca has a deep-rooted heritage in Oncology and offers a quickly growing portfolio of new medicines that have the potential to transform patients' lives and the Company's future. With at least 6 new medicines to be launched between 2014 and 2020 and a broad pipeline of small molecules and biologics in development, we are committed to advancing New Oncology as one of AstraZeneca's six Growth Platforms focused on lung, ovarian, breast and blood cancers. In addition to our core capabilities, we actively pursue innovative partnerships and investments that accelerate the delivery of our strategy, as illustrated by our investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms -- immuno-oncology, the genetic drivers of cancer and resistance, DNA damage response and antibody drug conjugates -- and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and one day eliminate cancer as a cause of death.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - Oncology, Cardiovascular & Metabolic Diseases and Respiratory. The Company also is selectively active in the areas of autoimmunity, neuroscience and infection. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

CONTACTS

Media Enquiries
Neil Burrows	UK/Global	+44 203 749 5637
Vanessa Rhodes	UK/Global	+44 203 749 5736
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677
Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Craig Marks	Finance, Fixed Income, M&A	+44 7881 615 764
Henry Wheeler	Oncology	+44 203 749 5797
Mitchell Chan	Oncology	+1 240 477 3771
Lindsey Trickett	Cardiovascular & Metabolic Diseases	+1 240 543 7970
Nick Stone	Respiratory	+44 203 749 5716
Christer Gruvris	Autoimmunity, neuroscience & infection	+44 203 749 5711
US toll free		+1 866 381 7277
Adrian Kemp
Company Secretary, AstraZeneca PLC

References

[1] National Institutes of Health. Olaparib Treatment in BRCA Mutated Ovarian Cancer Patients After Complete or Partial Response to Platinum Chemotherapy. Available at: http://clinicaltrials.gov/show/NCT01874353. Last accessed October 2016.
[2] Cancer Research UK. Ovarian cancer incidence statistics. Available at: http://www.cancerresearchuk.org/cancer-info/cancerstats/types/ovary/incidence/uk-ovarian-cancer-incidence-statistics. Last accessed June 2016.
[3] Cancer Research UK. Ovarian cancer mortality statistics. Available at: http://www.cancerresearchuk.org/cancer-info/cancerstats/types/ovary/mortality/ Last accessed June 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AstraZeneca PLC
  Date: 26 October 2016
By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary